EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Twelve Months Ended, December 31,
	2017	2016	2015	2014	2013
		(Revised)	(Revised)	(Revised)	(Revised)
Income from continuing operations before income taxes	$259.9	$201.6	$217.7	$121.4	$692.1

Share of undistributed (income) loss from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	(0.8)	(0.9)	(0.8)	(0.6)	(0.4)
Amortization of capitalized interest	0.4	0.6	0.6	0.9	(1.3)
Interest expense	37.1	33.5	33.4	28.7	24.4
Interest portion of rental expense	4.4	4.8	4.8	5.2	8.0
Earnings	$301.0	$239.6	$255.7	$155.6	$722.8

Interest	37.8	34.6	33.4	30.4	37.1
Interest portion of rental expense	4.4	4.8	4.8	5.2	8.0
Fixed Charges	$42.2	$39.4	$38.2	$35.6	$45.1

Ratio of Earnings to Fixed Charges	7.13	6.13	6.91	4.37	16.03